UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 000-25383

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS

The Company had changed its US GAAP auditors from KPMG (Registered), an Indian partnership (“KPMG India”), to KPMG LLP, a UK limited liability partnership (“KPMG LLP”), for the fiscal year ended March 31, 2004 at the request of KPMG India. As contemplated and disclosed in the Form 6-K filed on April 26, 2004, the appointment of KPMG LLP as the Company’s US GAAP auditors was expected to be transitory with the re-appointment of KPMG India as the Company’s US GAAP auditors anticipated upon completion of KPMG India’s registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”).

KPMG India has notified the Company of its registration with the PCAOB. The appointment of KPMG India as US GAAP auditors for the fiscal year ending March 31, 2005 has been approved by the Audit Committee of the Company.

The Company reports financial results in accordance with both US GAAP and Indian GAAP. Under the rules promulgated by the US Securities and Exchange Commission (the “SEC”), the change from KPMG LLP to KPMG India for fiscal year ending March 31, 2005 constitutes a change in the registrant’s certifying accountants. There has been no change in the Company’s Indian GAAP auditors, BSR & Co.

The reports of KPMG LLP on the Company’s financial statements for each of the fiscal years ended March 31, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended March 31, 2003 and 2004 and through the date of change of auditors, there were no disagreements with KPMG LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference to the subject matter in connection with their reports on the Company’s financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided KPMG LLP and KPMG India with a copy of the foregoing disclosures. Attached as Exhibit 99.1 is a copy of the letter of KPMG LLP, dated March 25, 2005, stating its agreement with such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED

/s/ Nandan M. Nilekani
Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Dated: March 25, 2005

INDEX TO EXHIBITS

Exhibits
99.1	Letter from KPMG LLP dated March 25, 2005 filed herewith.